UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 10, 2024

(Date of earliest event reported)

SKYBOUND HOLDINGS LLC

(Exact name of issuer as specified in its charter)

Delaware	825320942
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9570 West Pico Boulevard

Los Angeles, California 90035

(Full mailing address of principal executive offices)

(310) 746-1400

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Interests

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 3.	Material Modification to Rights of Securityholders

In connection with launching a crowdfunding offering pursuant to Regulation Crowdfunding, the board of managers of Skybound Holdings LLC (the “Company”) authorized a 1-to-5 split of all of the Company’s issued and outstanding Interests (the “Split”), which Split was implemented by the Company effective as of April 4, 2024.

Accordingly, effective April 4, 2024, the Company and the Members adopted the Sixth Amendment (the “Sixth Amendment”) to the Sixth Amended and Restated Limited Liability Company Operating Agreement, dated as of June 4, 2021 (as amended, the “Amended and Restated Operating Agreement”), in connection with the Split.

The foregoing description of the Sixth Amendment is qualified in its entirety by reference to the copy of the Sixth Amendment attached hereto as Exhibit 2.8 and incorporated herein by reference.

Item 3.	Material Modification to Rights of Securityholders

Effective December 18, 2023, the Company and the Members adopted the Fifth Amendment (the “Fifth Amendment”) to the Amended and Restated Operating Agreement to, among other things, revise the definition of Capital Member and thereby modify the eligibility for PR Purchase Right applicable to certain holders of Common Interests, and amend certain voting rights of the Lead Series A Investor Manager and the Lead Series B Investor Manager.

Capitalized terms not otherwise defined herein shall have the meaning assigned to such term in the Amended and Restated Operating Agreement.

The foregoing description of the Fifth Amendment is qualified in its entirety by reference to the copy of the Fifth Amendment attached hereto as Exhibit 2.7 and incorporated herein by reference.

Exhibits

2.7	Fifth Amendment to the Sixth Amended and Restated Limited Liability Company Operating Agreement

2.8	Sixth Amendment to the Sixth Amended and Restated Limited Liability Company Operating Agreement

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKYBOUND HOLDINGS LLC

By:	/s/ David Alpert
Name:	David Alpert
Title:	Chief Executive Officer
Date:	April 10, 2024

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